As filed with the Securities and Exchange Commission on March 27, 2003.



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

In the Matter of                                              CERTIFICATE
  Cinergy Corp.                                                    OF
File No. 70-10015                                             NOTIFICATION

(Public Utility Holding Company Act of 1935)


     With reference to the transactions proposed in the Application-Declaration on Form U-1, as amended, in the above proceeding filed by Cinergy Corp., a
Delaware corporation and a registered holding company ("Cinergy") under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and with reference to the Commission's order dated October 23, 2002 with respect thereto (HCAR No. 27581)(the "Order"), and in particular the periodic reporting requirements set forth therein, Cinergy hereby supplies the following information covering the period commencing with the issuance of the Order and continuing through December 31, 2002 (the "Reporting Period"):

1. Cinergy had four subsidiaries during the Reporting Period (collectively, the "Cinergy IS Subs") that were engaged, directly or indirectly, in the business of providing Infrastructure Services (as defined in the Order):
     Cinergy Supply Network, Inc., a Delaware corporation ("CSN"); Reliant Services, LLC, an Indiana corporation ("Reliant"); MP Acquisition Corp., an Indiana corporation ("Acquisition Sub"); and Miller Pipeline Corporation, an Indiana corporation ("Miller Pipeline"). CSN is a wholly-owned subsidiary of Cinergy, while Cinergy owns 50% of the outstanding voting securities of each of Reliant, Acquisition Sub and Miller Pipeline.

2. Cinergy's aggregate investment in the Cinergy IS Subs at December 31, 2002 was approximately $22.6 million.

3. The following provides information for the Reporting Period concerning any Infrastructure Services provided by any of the Cinergy IS Subs to any associate or affiliate public utility company thereof (all such services were rendered at "cost" (as defined in Rule 91 under the Act) pursuant to and in accordance with the various service agreements approved by the Commission by order dated May 4, 1999 in File No. 70-9449 (HCAR No. 27016)

----------------------- ------------------------- ------------------------ --
Cinergy IS Sub    Associate Utility    Type of Services     Total Amount Billed
Rendering         Company Receiving    Rendered               (in thousands)
Services          Services

Reliant          The Cincinnati Gas &   Line locating, meter             $391
               Electric Company (CG&E)  reading, and underground
                                        construction services

Reliant       PSI Energy, Inc. (PSI)    Line locating, meter
                                        reading, and underground
                                        construction services            $294

Reliant      The Union Light, Heat     Line locating, meter
             and Power Company         reading, and undergound
             (ULH&P)                   construction services              $39


Miller Pipeline   CG&E                 Maintenance services             $2,642


Miller Pipeline   PSI                  Maintenance services              $211


Miller Pipeline   ULH&P                Maintenance services               $26


4. In accordance with the terms of the Order, because balance sheets and income statements for the Cinergy IS Subs as of and for the 12-monts ended December 31, 2002 will be included within Cinergy's Annual Report on Form U5S, Cinergy is not including such financial statements herewith.



                                                           S I G N A T U R E

         Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf as of the date indicated below by the undersigned thereunto duly authorized.

Date:         March 27, 2003

                                                     CINERGY CORP.


                                                     By: /s/Wendy L. Aumiller
                                                          Wendy L. Aumiller
                                                          Treasurer